

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 30, 2007

Via U.S. Mail and Fax (418-694-9120)
Mr. Gaetan Mercier
Chief Financial Officer
Virginia Mines, Inc.
116 St.Pierre Street, Suite 200
Quebec, Canada G1K 4A7

>   **Re:**   **Virginia Mines, Inc.**
>   **Form 40-F for the Fiscal Year Ended February 28, 2006**
>   **Filed May 30, 2006**
>   **File No. 0-29880**

Dear Mr. Mercier:

We have reviewed your Form 40-F for the Fiscal Year Ended February 28, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended February 28, 2006

General

1.   We note your Form 40-F filed on May 30, 2006 is reflected in EDGAR for the
        period ended May 30, 2006. Please update EDGAR to reflect the correct period
        end date of February 28, 2006. You may contact filer support for further
        guidance at (202) 551-8900.

Cover page

2.   Revise your filing to reflect the full fiscal year ended February 28, 2006, not the
        transition period (nine months) ended February 28, 2006.

Consolidated Statement of Earnings, page 3

3.   Tell us and revise your footnotes to disclose the specific details related to the
        amounts recorded as cost of mining properties abandoned or written off for the
        fiscal year ended February 28, 2006 and the period ended February 28, 2005.

Note 6. Amounts receivable, page 11

4.   Tell us the payment terms of the amounts receivable and why it is appropriate to
        reflect each of these amounts as a current asset on your balance sheet. Tell us and
        disclose if each of the amounts receivable from February 28, 2005 was collected
        in the fiscal year ended 2006.

Note 14 – Income taxes, page 23

5.   We note the reversal of your valuation allowance in 2006. Citing the
        authoritative accounting literature, please tell us and disclose why you believe
        this reversal is appropriate.

6.   We also note the $4.5 million tax benefit not recognized previously in your tax
        recovery reconciliation during the fiscal year ended February 28, 2006. It appears
        this amount relates to the reversal of the valuation allowance as referenced in our
        comment above. If our understanding is incorrect, please explain the nature of
        this amount.

Note 17 – Subsequent events, page 25

7.   Your disclosure related to your reorganization and arrangement with Goldcorp is not clear to us. Please tell us and revise your filing to clearly disclose each part of the transaction, how each part would be accounted for under US GAAP, and the final corporate structure of the organization following the transaction. In your response, it may be helpful to provide an organization chart detailing the structure before and after the transaction.

8.   We note Virginia Mines is the successor registrant to Virginia Gold Mines, Inc., and that Virginia Mines is a wholly-owned subsidiary of Goldcorp following the transaction. Further, we note Virginia Mines will receive a production royalty on the Eleonore property. Tell us and disclose in detail why it is appropriate under US GAAP to reflect the Eleonore property as discontinued operations and further, tell us your consideration of EITF 03-13 given your continuing involvement with Goldcorp.

Note 18 – United States generally accepted accounting principles (U.S.GAAP), page 26

9.   Revise your (net loss) net earnings presentation to be consistent with your other financial statements in reflecting debit and credit balances. We note your net earnings amount includes parentheses while your net loss does not, which is not consistent to your other financial presentations in the filing.

Engineering comments

General

10.   Insert a small-scale map showing the location and access to all material properties. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We also believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

General Development of Business, page 2

11.   Please restate the measured and indicated mineral resources of the Poste Lemoyne property separately. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader. In addition, please indicate the economically based cutoff grade used to delimit these resources, listing the commodity sales price, operating costs and recovery parameters.

12.   You state the Virginia Mines retained several royalties for the Poste Lemoyne property. Please describe these royalties in detail.

Geological Setting, page 4

13.   The Technical Report as described in your filing was not found on SEDAR under Virginia Mines or Goldcorp. Please clarify where these reports are filed or located so investors may access them. Explain how Les Mines Opinaca Ltée relates to this filing and to your company. If this company is a subsidiary or division, please describe this company as such within the filing.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.

Sincerely,

April Sifford
Branch Chief Accountant